

OFFERING MEMORANDUM

facilitated by



AllStar Dispensary

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	AllStar Dispensary
State of Organization	NJ
Date of Formation	09/11/2023
Entity Type	Limited Partnership
Street Address	101 Roosevelt Ave Apt 316, Carteret NJ, 07008
Website Address	www.AllStarDispensary.com

(B) Directors and Officers of the Company

Key Person		Janine Squire
Position with the Company		
	Title	COO
	First Year	2023
Other business experience (last three years)		*Senior Compliance Project manager, IPS (Integrated Project Services) 2016- current* NJ Realtor, 2018- current

Key Person	Everol Prime
Position with the Company Title First Year	 CEO 2023
Other business experience (last three years)	AllStar Development Enterprises, CEO 2018- current NJ Realtor, 2017- 2022

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Janine Squire	30%
Everol Prime	70%

(D) The Company's Business and Business Plan

Fair Pay For Our Employees

As good moral stewards, it is crucial to AllStar Dispensary, that all employees are taken care of through compensation and benefits. All employees will be paid above the State of New Jersey's minimum wage which is $13.00 per hour. Our average hourly rate is $19.75 per hour + health benefits & quarterly revenue sharing. The

- Our Average Wage is $19.75/hr (236% higher than baseline)
- Quarterly Revenue Sharing Bonuses for Employees
- Dispensary Manager will be paid a minimum of $26 per hour plus benefits & quarterly revenue sharing

Commitment to Diversity & Inclusion

Allstar Dispensary is 100% black, woman and immigrant owned! We're implementing measures to ensure our policies continue to protect against discrimination in employment. Additionally, we will exhibit evidence of diversity and inclusion by including minorities, immigrants, veterans & LGBTQ+ in AllStar's workforce. Finally, AllStar will make significant efforts to employ individuals who fall into the category of protected classes ie. (Individuals who are 40+)

- 100% Black, Woman & Immigrant Owned Company
- Diverse Employees including BIPOC, Veterans & LGBTQ+
- Newark Resident Hiring Preference (We're aiming for 60%+ local employees)

How We're Contributing to the Community

AllStar will support the Community Benefits Plan at the highest level of our organization. Our senior management will be responsible for overseeing the implementation of the Community Benefits Plan, including designating the programs or activities to be included in the plan, allocating the resources, and ensuring its regular evaluation.

- Career Fairs
- Educational Seminars for Seniors/Veterans
- Cannabis Job Training
- Cannabis Care for Pets
- Health & Wellness Clinics
- Plant Medicine & Herbology Classes

Sales Projections (USA & NJ)

USA - Market Size Based on the latest market data taken from Statistica.com "Sales of Legal Recreational Cannabis" is projected to reach $20.4 Billion in 2023 and grow to $25.1 Billion by 2025. The following chart taken from Headset.io shows the latest revenue projections for adult-use sales in NJ for year one being $740 Million based on the MA comparables and overflow from NYC and PA cross border purchasers.

- US Based Cannabis Sales Projected to Reach $20.4 Billion in 2023
- Cannabis Sales Projected to Reach $25.1 Billion in 2025
- NJ Projected to do $740 Million in Cannabis Sales in 2023

Our Projections

We'll serve 814,470 residents in a 5 mile radius. Consumers will drive no more than 15 minutes to reach a local cannabis retailer, equating to a five to ten-mile sales radius. Based upon population and other demographics, we project the Newark store will generate revenue of approximately $6.5 million annually!

- 814,470 Residents in a 5-Mile Radius
- $6.5 Million is Sales Projected!
- We'll Capture 14% of the Newark Market & 5% of Surrounding Cities

Modular Interior Design

We're creating a revolutionary modular design, which means products and fixtures can easily be moved in accordance to the behavior of the customer!

- Modular Design Allows us To Move Fixtures to Boost Sales
- Interior Design Engineered to Streamline & Automate Processes
- We're Leveraging Our Security Cameras to Track Eye Movement of Customers

Location

Our location is in the MOST COVETED section of Newark, NJ called the Ironbound District. It's a historical well-kept section of Newark and we're located smack dab in the middle of the busiest streets in Newark (Ferry St).

- Our location was a former Gamestop so the condition is pristine!
- Foot traffic equivalent to Midtown Manhattan NYC
- We're located in the Most Coveted Section of Newark! (The Ironbound)
- 800+ Residents in a 5 Mile Radius! 👾

Our Mission

To heal our community with natural plant medicine, collective education and equitable employment opportunities. We believe our community is our greatest partner! 1% of our profits will be donated directly back to our host city of Newark and another 1% will go into The Allstars Fund, a community-informed fund used to donate revenue directly back into the communities in which we operate. By building "The Allstars Tribe" our network of community members & consumers, we'll create a community-driven & consumer-centric brand. We'll actively reach out to the community by deploying quarterly surveys to help inform our business decisions.

- Create High-Quality Job Opportunities for Local Residents
- Create the 1st Employee Owned Cannabis Company
- Eliminate the Stigma Surrounding Cannabis with Extensive Education
- Develop Cutting Edge Tech Stacks to Automate & Streamline Operations

Our Story

Being of Caribbean descent, cannabis had a strong presence in our culture and everyday living. Growing up West Indian, cannabis was used for healing remedies and relaxation. Eliminating the stigma around cannabis in the US is one of our main drivers in opening this dispensary, followed closely by seeing the direct negative impact that cannabis had specifically on our communities. We realized that the only way we can make a difference in our community is through ownership, where we will be able to employ and allocate equity to those who have experienced challenges in life due to marijuana charges on their record. It's our mission to educate, advocate, and heal our communities through cannabis, the true Allstars.

- This business was birthed by Everol Prime in 2022; Everol wasted no time in submitting his application for a micro dispensary when the law passed and the CRC officially starting accepting applications. He faced many cures (revisions to the application) and persevered, this led to the conditional state approval for the micro -dispensary in October 2022 as a social equity recipient
- Janine was onboarded in August 2022, which led to scouting for locations in Newark, NJ & building relationships with Newark Cannabis officers
- Team buildout for Legal counsel, Operations, Accounting, Compliance, Security, Design & Marketing
- Location secured in Newark, NJ as of May 2023
- Newark application submitted for municipal approval in May 2023, and currently awaiting decision

The Team

Everol Prime, CEO

Everol is a successful serial entrepreneur with 20+ years experience creating and scaling commercial delivery services. Everol owned and sold AllPak & Reliable Delivery Services, which specialized in the transportation of high-end wine, clothing, precious artwork for prestigious art galleries/auctions such as Sotheby's, Christie's and more.

Everol is a long time Newark resident with several community awards and accolades for contributions both personal and business oriented. He was also a member of the United Brotherhood of Carpenters, Jr., where he assisted in the construction of the Brooklyn Academy of Music, World Trade Center, Presbyterian Hospital and numerous high schools and educational systems.

Janine Squire, COO

Janine Sade-Squire is an accomplished Sr Engineer with over 12 years of experience in

(Engineering, Compliance, Manufacturing & Project Management) working in the heavily regulated pharmaceutical & medical device industry. Janine has a Bachelors from Mercyhurst College and Masters degree in Pharmaceutical Engineering from NJIT.

Bringing a broad array of highly transferrable skills, Janine's present role as Sr. Compliance Project Manager at (IPS) Integrated Project Services includes on boarding, training and scaling validation teams. Her manufacturing and industrial engineering backgrounds at Siemens Healthcare Diagnostics, and experience implementing Lean Six Sigma Continuous Improvement Programs to streamline and scale processes, will prove to be invaluable for our cannabis operation.

Janine brings a strong commitment to innovation, quality control, project management and safety in the development of medicinal products which are easily transferrable to the cannabis industry. She has a deep understanding of the technical and regulatory challenges facing the cannabis industry and is committed to finding innovative solutions.

Employee Revenue Sharing

AllStar is committed to making all employees shareholders. We will do this by creating quarterly projections and offering from 50% of the excess profits to be divided amongst the full and part-time employees on a quarterly payout. By doing this, all employees have the chance earn bonuses with the profitability of the company.

- Revenue Sharing with Employees
- All Employees are Shareholders!
- Employee Turnover Deterrent

Team Experience

We've assembled one of the most EXPERIENCED team of service providers to support our mission!

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$40,000
Offering Deadline	January 12, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Electronics (tablets, cameras)	$25,000	$75,000
Finishes & furniture	$12,300	$40,630
Mainvest Compensation	$2,700	$8,370
TOTAL	$40,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

7

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 1.6%[2]
Payment Deadline	2029-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	 1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.73%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 1.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$40,000	0.5%
$61,000	0.8%
$82,000	1.1%
$103,000	1.3%
$124,000	1.6%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Partnership Membership Units
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	LLP Membership Units represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Janine Squire	30%
Everol Prime	70%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

AllStar Dispensary was established in March,,2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the AllStar Dispensary's fundraising. However, AllStar Dispensary may require additional funds from alternate sources at a later date.

Forecasted milestones

AllStar Dispensary forecasts the following milestones:

- Hire for the following positions by April 2024: Floor Manager, Budtenders, Compliance Manager and Driver

- Achieve [$3,500,000] revenue per year by [2025 (Y2)].

- Achieve [$1,000,000] profit per year by [2025].

Historical milestones

AllStar Dispensary has been established since March, 2023 and has since achieved the following milestones:

- Secured lease in May 2023 in Newark NJ

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$6,741,040	$10,598,575	$14,335,528	$15,769,081	$16,557,535
Cost of Goods Sold	$3,956,966	$6,544,815	$9,000,739	$9,900,813	$10,395,854
Gross Profit	$2,784,074	$4,053,760	$5,334,789	$5,868,268	$6,161,681
EXPENSES					
Operating Expenses	$1,723,417	$2,437,946	$3,107,345	$3,418,079	$3,588,983
Operating Profit	$1,060,657	$1,615,814	$2,227,444	$2,450,189	$2,572,698

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V